UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Qoins Technologies, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      January 4, 2017

Physical Address of Issuer:

151 Ted Turner Drive Northwest, Atlanta, GA 30303, United States

Website of Issuer:

www.qoins.io

Current Number of Employees:

3

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$180,636	$1,114,210
Cash & Cash Equivalents	$67,243	$1,114,210
Accounts Receivable	$0	$0
Short-term Debt	$34,409	$144,087
Long-term Debt	$2,780	$73,431
Revenues/Sales	$264,884	$252,585
Cost of Goods Sold*	$189,027	$343,138
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(1,275,782)	$(245,402)

*Cost of Revenues

Table of Contents

March 31, 2022

Qoins Technologies, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Qoins Technologies, Inc. ("**Qoins,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.qoins.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 31, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Christian Zimmerman
(Signature)

Christian Zimmerman
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Christian Zimmerman
(Signature)

Christian Zimmerman
(Name)

Director
(Title)

March 31, 2022
(Date)

/s/Michael Cassella
(Signature)

Michael Cassella
(Name)

Director
(Title)

March 31, 2022
(Date)

/s/David Haines
_____
(Signature)

David Haines
_____
(Name)

Director
_____
(Title)

March 31, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
March 31, 2022

Qoins Technologies, Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Qoins Technologies, Inc. is a financial wellness app operator that assists consumers in paying off their debt faster and to achieve their financial goals. The Company was incorporated in Delaware as a corporation on January 4, 2017.

The Company is located at 151 Ted Turner Drive Northwest, Atlanta, GA 30303, United States.

The Company's website is https://www.qoins.com.

The Company is headquartered and qualified to conduct business in Georgia. The Company also sells its products and services through the Internet and throughout the United States and internationally.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

Qoins is a financial wellness app that helps consumers pay off their debt faster and achieve their financial goals by combining financial education and automation. Qoins is helping address consumer debt by using behavioral economics and matching customers with financial coaches to understand how consumers spend and get into debt. This allows for Qoins to embed accountability around financially healthier habits into their banking practices. Qoins offers multiple ways to save and pay off debt, giving customers a tailored experience throughout their financial journey. In the future, Qoins plans to expand its product offering beyond debt payment by helping consumers save for an emergency fund, offering lower interest rate refinancing on debts paid, and also offer a Qoins card for instant payments and savings.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. Customers used our app less frequently as they worked to conserve their financial resources and access to capital was severely limited. Conditions have eased. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers, board of directors and key employees.

We are dependent on our executive officers, board of directors and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, board of directors and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the

Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and regulations could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Qoins is a financial wellness app that helps consumers pay off their debt faster and achieve their financial goals by combining financial education and automation. Qoins is helping address consumer debt by using behavioral economics and matching customers with financial coaches to understand how consumers spend and get into debt. This allows for Qoins to embed accountability around financially healthier habits into their banking practices. Qoins offers multiple ways to save and pay off debt, giving customers a tailored experience throughout their financial journey. In the future, Qoins plans to expand its product offering beyond debt payment by helping consumers save for an emergency fund, offering lower interest rate refinancing on debts paid, and also offer a Qoins card for instant payments and savings.

Business Plan

The Company plans to significantly expand its business by increasing our marketing efforts, investing in product development and adding new key hires. The Company aims to achieve profitability within the next 18 months.

The Company's Products and/or Services

Product / Service	Description	Current Market
Qoins App	Financial wellness app that automates extra debt payments and savings for consumers	Direct-to-market for late Millennials

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

The Company competes with debt/student debt repayment and personal finance platforms such as Acorns, Qapital, Digit, ChangEd and Chipper. However, Qoins differs from most other debt payment and personal finance solutions by focusing on debt repayment for any form of loan versus just savings or investing.

Customer Base

The primary target customers for Qoins are individuals in the U.S. between the ages of 25 and 34 (typically 60% female and 40% male), with debts of $4K-$7K. These are subprime customers who fall under the low/middle class classification with respect to income. The Company also targets customers aged 35-44, as they typically already have credit card debt, and many Millennials transitioning into adulthood accrue debt.

Supply Chain

The Company's main vendors include Plaid, Atlantic Capital Bank, Smart Payables, and Persona. Each of these vendors supplies Qoins with an essential part of its business such as transaction aggregation, ACH payment processing, bill payments, and automated compliance software. Although the Company is dependent upon these third-party vendors, the Company has access to alternate service providers in the event these current third-party vendors are unable to provide services or any issues arise where a change is required to be made. The Company does not believe the loss of any of these third-party vendors, or any other service provider, would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
90525762	"QOINS"	Trademark: Words, Letters, and/or Numbers in Stylized Form	February 11, 2021	Pending	USA
90525754	"QOINS"	Trademark: Words, Letters, and/or Numbers in Stylized Form	February 11, 2021	Pending	USA
90525731	"QOINS.IO"	Standard Character Mark	February 11, 2021	Pending	USA
90525689	"QOINS"	Standard Character Mark	February 11, 2021	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the Qoins.io and Qoins.com domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Christian Zimmerman	CEO, Co-Founder and Director	CEO and Co-Founder of Qoins Technologies, Inc., 2016 – Present Responsible for sales, operations, and general CEO responsibilities	Georgia State University- J. Mack Robinson College of Business, B.B.A., Business Administration and Managerial Sciences, 2015
Nathaniel Washington	CTO and Co-Founder	CTO and Co-Founder of Qoins Technologies, Inc., 2016 – Present Responsible for directing technology and product development across the Company	Georgia State University, completed coursework in Criminal Justice
Michael Cassella	Director	President/Managing Director of Partnership Capital Venture, 2019-Present Responsible for investing in early stage emerging and startup companies via strategic seed and angel investments and by providing ongoing mentoring Chief Operating Officer, Petmio, 2019-Present Responsible for providing pet solutions that have lifelong, generational impacts to improvements in pet nutrition Founder, Cassella Consulting International, 2017 – Present Provides consulting services to clients in the FinTech, financial services and payments industry and also operations consulting	University of California, Berkeley; B.S., International Relations, 1998
David Haines*	Director	Partner, Front Row Fund, 2020- Present Responsible for scouting new startups, investing and managing fund allocation CEO, Sequent Software, 2010- 2017 Responsible for bringing cards to mobile and enabling banks to digitize their debit cards using Sequent platform	University of Northern Colorado, Masters, Psychology,1991; University of Northern Colorado, Bachelors, pre-Professional Psychology, 1988

*Was not formally employed between 2017 and 2020.

Biographical Information

Christian Zimmerman: Christian, a LatinX founder, is the Co-Founder and CEO of the Company. Having worked at other early-stage startups, such as Hirewire and Shiftgig, Christian grew a passion for solving real-world problems. He is a graduate of Georgia State University's J. Mack Robinson College of Business and was recently named Forbes 30 under 30 for social impact.

Nathaniel Washington: Nate is also a Co-Founder of the Company. He has been a nationally ranked chess player, playing alongside some of the best strategic players in the U.S. Having worked within finance at Wells Fargo, as well as founding his own previous company, Codeless Academy, Nate has leveraged his web development skills and finance experience to build the Company.

Michael Cassella: Drawing on deep analytical and problem-solving skills, Michael has developed global procurement/operations solutions for both private and public companies, and has experienced the entire life cycle of companies in phases ranging from pre-IPO startup through IPO/public company including the expansion of mature organizations with new products, new channels, and acquisitions. Michael has consistently driven successful initiatives in change management, process development/reengineering, and business intelligence that have increased opportunities and revenues and decreased costs and risks.

David Haines: David has experience as a senior operational startup and early-stage executive with an extensive background on the buy and sell side of venture and private equity investing, as well as mergers & acquisitions. During his career, David has served as a founder, CEO, interim officer and director for a number of first in the space startups ranging from the first international micro-brewery group to a Silicon Valley fintech company.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. Additionally, the Company entered into an Indemnification Agreement with David Haines, dated December 24, 2020.

Employees

The Company currently has 3 employees. The Company also utilizes the services of independent consultants and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 22,549,343 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 11,483,769 shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"), consisting of (i) 6,285,865 shares of Series Seed preferred stock, par value $0.00001 per share (the "**Series Seed Preferred Stock**"), (ii) 657,943 shares of Series Seed-1 preferred stock, par value $0.00001 per share (the "**Series Seed-1 Preferred Stock**"), (iii) 4,297,330 shares of Series Seed-2 preferred stock, par value $0.00001 per share (the "**Series Seed-2 Preferred Stock**"), and (iv) 242,631 shares of Series Seed-3 preferred stock, par value $0.00001 per share (the "**Series Seed-3 Preferred Stock**"). Additionally, the Company has established the 2020 Stock Incentive Plan for which 2,155,158 shares of Common Stock are authorized and reserved for issuance thereunder. At the filing of this Form C-AR, 8,883,987 shares of Common Stock, 4,256,428 shares of Series Seed Preferred Stock, 657,943 shares of Series Seed-1 Preferred Stock, 4,297,330 shares of Series Seed-2 Preferred Stock and 242,631 shares of Series Seed-3 Preferred Stock are issued and outstanding. Additionally, the Company has 100,000 options to purchase Common Stock issued and outstanding and an additional 2,031,810 options to purchase Common Stock available for issuance under the 2020 Stock Incentive Plan.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,833,987
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	Rights to two board of director seats
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Type	Series Seed Preferred Stock
Amount Outstanding	4,256,428
Par Value Per Share	$0.0001
Voting Rights	1 vote per share on an as converted basis
Anti-Dilution Rights	Yes
Other Rights	(a) Right to receive dividends equal to a rate of 6% on $0.278402 per share payable when declared (non-cumulative) (b) Liquidation Preference of $0.278402 per share; (c) Right for Preferred Stockholders to elect one director; (d) Right to convert into Common Stock at any time at $0.278402 per share; (e) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Company in a public offering at $0.278402 per share; (f) Protective provisions so long as 1,346,971 shares of Series Seed Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock which may dilute the Security.

Type	Series Seed-1 Preferred Stock
Amount Outstanding	657,943
Par Value Per Share	$0.0001
Voting Rights	1 vote per share on an as converted basis
Anti-Dilution Rights	Yes
Other Rights	(a) Right to receive dividends equal to a rate of 6% on $0.091193 per share payable when declared (non-cumulative) (b) Liquidation Preference of $0.091193 per share; (c) Right for Preferred Stockholders to elect one director; (d) Right to convert into Common Stock at any time at $0.091193 per share; (e) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Company in a public offering at $0.091193 per share; (f) Protective provisions so long as 1,346,971 shares of Series Seed Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-1 Preferred Stock which may dilute the Security.

Type	Series Seed-2 Preferred Stock
Amount Outstanding	4,297,330
Par Value Per Share	$0.0001
Voting Rights	1 vote per share on an as converted basis
Anti-Dilution Rights	Yes
Other Rights	(a) Right to receive dividends equal to a rate of 6% on $0.205947 per share payable when declared (non-cumulative) (b) Liquidation Preference of $0.205947 per share; (c) Right for Preferred Stockholders to elect one director; (d) Right to convert into Common Stock at any time at $0.205947 per share; (e) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Company in a public offering at $0.205947 per share; (f) Protective provisions so long as 1,346,971 shares of Series Seed Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-2 Preferred Stock which may dilute the Security.

Type	Series Seed-3 Preferred Stock
Amount Outstanding	242,631
Par Value Per Share	$0.0001
Voting Rights	1 vote per share on an as converted basis
Anti-Dilution Rights	Yes
Other Rights	(a) Right to receive dividends equal to a rate of 6% on $0.217930 per share payable when declared (non-cumulative) (b) Liquidation Preference of $.217930 per share; (c) Right for Preferred Stockholders to elect one director; (d) Right to convert into Common Stock at any time at $0.217930 per share; (e) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Company in a public offering at $0.217930 per share; (f) Protective provisions so long as 1,346,971 shares of Series Seed Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-3 Preferred Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	100,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$245,485
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $12,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Outstanding Debt

The Company has the following debt outstanding:

Type	SBA PPP Loan
Amount Outstanding	$45,081.00
Interest Rate and Amortization Schedule	0.98% per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an unspecified amount will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "Cares Act".
Maturity Date	April 13, 2022

Type	Term Loan with Atlanta Forward Loan Fund d/b/a Invest Atlanta
Amount Outstanding	$20,000
Interest Rate and Amortization Schedule	2% Installment payments, including principal and interest of $684 monthly.
Description of Collateral	Secured
Maturity Date	August 15, 2023

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series Seed Preferred Stock	$1,249,998	4,256,428	Marketing and General Working Capital	December 24, 2020; January 15, 2022	Reg. D Rule 506(b)
SAFE (Simple Agreement for Future Equity)*	$60,000	2	Marketing and General Working Capital	May 23, 2018; May 31, 2018;	Section 4(a)(2)
Convertible Notes**	$809,400	16	Marketing and General Working Capital	August 8, 2018; August 9, 2018; August 14, 2018; September 5, 2018; September 10, 2018; September 12, 2018; February 4, 2020;	Reg D Rule 506(b)
Option to Purchase Common Stock	N/A	123,348	N/A	May 6, 2021	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$245,485	771	Technology and Product Development	February 26, 2022	Reg. CF

*These SAFEs were converted into Series Seed-1 Preferred Stock on December 24, 2020.
**These Convertible Notes (with interest) were converted into Series Seed-2 Preferred Stock and/or Series Seed-3 Preferred Stock on December 24, 2020.

See the sections titled "*Capitalization"* and *"Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Christian Zimmerman	4,080,000 shares of Common Stock	22.25%
Nate Washington	3,920,000 shares of Common Stock	21.38%

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Qoins Technologies, Inc. (the "**Company**") was incorporated on January 4, 2017 under the laws of the State of Delaware, and is headquartered in Atlanta, Georgia.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of February 28, 2022, the Company had an aggregate of $292,000 in cash and cash equivalents, leaving the Company with approximately 5 months of runway.

Liquidity and Capital Resources

In February 2022, the Company completed an offering pursuant to Regulation CF and raised approximately $245,485.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B

FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
March 31, 2022

Qoins Technologies, Inc.



Qoins Technologies Inc.
Balance Sheet
As of December 31, 2021

		Total	Footnotes
ASSETS			
Current Assets			
Bank Accounts			
Atlantic Capital MM #6100		4,003.36	
Atlantic Capital Operating #3792		27,864.84	
Atlantic Capital Revenue #3800		28,708.97	
Stripe		6,665.34	
Total Bank Accounts	$	**67,242.51**	
Other Current Assets			
Prepaid Expenses		488.99	
Total Other Current Assets	$	**488.99**	
Total Current Assets	$	**67,731.50**	
Other Assets			
Domain		7,439.76	
Other Asset		105,465.00	1
Total Other Assets	$	**112,904.76**	
TOTAL ASSETS	$	**180,636.26**	
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable (A/P)		4,796.00	
Total Accounts Payable	$	**4,796.00**	
Credit Cards			
Brex		5,541.91	
Total Credit Cards	$	**5,541.91**	
Other Current Liabilities			
Accrued Expenses		10,911.11	
SBA Invest Atlanta Loan		13,159.70	2
Total Other Current Liabilities	$	**24,070.81**	
Total Current Liabilities	$	**34,408.72**	
Long-Term Liabilities			
Loan - PPP		2,780.09	3
Total Long-Term Liabilities	$	**2,780.09**	
Total Liabilities	$	**37,188.81**	
Equity			
Additional Paid-In-Capital		19,912.00	
Common Stock		88.00	
Retained Earnings		-1,073,660.05	
Series Seed		2,472,889.53	
Net Income		-1,275,782.03	

Total Equity	$	143,447.45
TOTAL LIABILITIES AND EQUITY	$	180,636.26

Tuesday, Mar 22, 2022 01:50:22 PM GMT-7 - Accrual Basis

Qoins Technologies Inc.
Profit and Loss
January - December 2021

	Total	Footnotes
Income		
Affiliate Income	860.70	
Refund	-208.55	
Subscriptions		
Bundle Subscriptions	36,683.55	1
Annual	1,428.71	2
Total Bundle Subscriptions	$ 38,112.26	
One Goal	226,120.05	3
Total Subscriptions	$ 264,232.31	
Total Income	$ 264,884.46	
Cost of Goods Sold		
Bill-payment API cost	47,934.88	4
Payment Processor	82,240.91	5
Transaction Aggregator API	58,851.54	6
Total Cost of Goods Sold	$ 189,027.33	
Gross Profit	$ 75,857.13	
Expenses		
Compliance and Related		
Compliance / Regulation Consulting	51,000.00	7
Compliance Tools and Software	13,091.40	8
Total Compliance and Related	$ 64,091.40	
G&A		
Bank Charges & Merchant Fees	20,484.69	9
Dues & Subscriptions	595.00	
Insurance	497.00	
Misc Expense	0.00	
Postage	183.64	
Reimbursable Expenses	0.00	
Total G&A	$ 21,760.33	
Office & Related		
Office Supplies & Software	34,945.81	10
Parking	654.39	
Utilities	772.70	
Total Office & Related	$ 36,372.90	
Payroll Expenses		
EE Benefits	12,072.23	
Payroll Fees	1,001.70	
Payroll Taxes	33,505.59	
Recruitment	15,400.00	
Salaries and Wages	420,093.00	
Total Payroll Expenses	$ 482,072.52	

Product Development			
Dev Consulting		193,593.12	
Dev Tools & Software		20,914.81	
Dev UI/UX		54,440.00	
Product Banking		25,000.00	
Total Product Development	$	**293,947.93**	
Professional Services			
Accounting Services		29,569.56	11
Advisory Services		2,500.00	
Contractor Labor		8,400.00	
Legal Services		80,329.37	12
Professional Fees - Other		1,540.00	
Total Professional Services	$	**122,338.93**	
Sales & Marketing			
Advertising		195,860.43	
Customer Success		7,513.73	
Marketing		75,130.28	
Meals & Entertainment		1,419.53	
Travel		444.84	
Total Sales & Marketing	$	**280,368.81**	
Total Expenses	$	**1,300,952.82**	
Net Operating Income	-$	**1,225,095.69**	
Other Income			
Interest Earned		1,870.90	
Other - PPP/EDL		7,000.00	
Other Income		4,522.70	
Other Income - Grant		12,500.00	
Other Income - PPP		80,307.23	
Other Income - PPP Interest		334.94	
Other Income - R&D Credit		3,600.00	
Total Other Income	$	**110,135.77**	
Other Expenses			
Conv Note - Interest		128,510.69	
Interest Paid		4,429.11	
Prior Year Adjustments		27,422.48	
Taxes & Fees		459.83	
Total Other Expenses	$	**160,822.11**	
Net Other Income	-$	**50,686.34**	
Net Income	-$	**1,275,782.03**	

Qoins Technologies Inc.
Statement of Cash Flows
January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		-1,275,782.03
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Revenue		0.00
Prepaid Expenses		-488.99
Other Asset		-105,465.00
Accounts Payable (A/P)		-64,343.60
Brex		-14,750.74
Accrued Expenses		10,911.11
Convertible Note - Interest		0.00
Loan from N. Washington		-8,000.00
Loan Payable		-1,309.01
SBA Invest Atlanta Loan		-5,881.30
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	189,327.53
Net cash provided by operating activities	-$	1,465,109.56
INVESTING ACTIVITIES		
Domain		-7,439.76
Net cash provided by investing activities	-$	7,439.76
FINANCING ACTIVITIES		
Convertible Notes Payable		-809,400.00
Loan - PPP		-42,300.91
Loan - PPP #2		0.00
Series Seed Liability		-1,152,053.84
Unsecured Loans		4,000.00
Safe Note		-60,000.00
Series Seed		2,472,889.53
Net cash provided by financing activities	$	413,134.78
Net cash increase for period	-$	1,059,414.54
Cash at beginning of period		1,126,657.05
Cash at end of period	$	67,242.51

Tuesday, Mar 22, 2022 01:51:00 PM GMT-7

Footnotes

Profit & Loss

    1 Customers that pay a $4.99 / mo subscription fee regardless of how many "goals" they have

    2 Customers that pay $50 upfront for an annual subscription instead of $4.99 monthly

    3 Customers that pay $2.99 / mo / "goal"

    4 Tiered cost / transaction bill pay (checks and e-bill pay)

    5 ACH Transactional Fees

    6 Plaid - $5k / mo payment aggregator

    7 iLex Consulting Group

    8 Persona Identities (Identity Verification)

    9 Majority is monthly ACB (Bank) Fees, some Stripe fees for failed charges

   10 Majority is company software subscriptions (Zendesk, Mailchimp, Instabug)

   11 Bookkeeping, Accounting, & Finance consulting

   12 Primarily driven by fundraising expenses

Balance Sheet

    1 Acted as a holding account due to a reconciliation issue with ACB (bank) in 2021. $50K of which wa

    2 Atlanta Development Loan - Payment of $684/mo

    3 First PPP Loan - forecasted to be paid off by April 2022

is moved into Qoins' bank account in January 2022